FOR IMMEDIATE RELEASE	TSX:SLW
May 9, 2014	NYSE:SLW

SILVER WHEATON ANNOUNCES ELECTION OF DIRECTORS
AND APPROVAL OF SPECIAL MATTERS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that the nominees listed in the management proxy circular for the 2014 Annual and Special Meeting of Shareholders were elected as directors of Silver Wheaton. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Lawrence I. Bell	170,061,439	99.06	1,607,166	0.94
George L. Brack	168,457,095	98.13	3,211,510	1.87
John A. Brough	170,150,611	99.12	1,517,994	0.88
R. Peter Gillin	170,136,257	99.11	1,532,348	0.89
Chantal Gosselin	170,408,989	99.27	1,259,616	0.73
Douglas M. Holtby	169,972,210	99.01	1,696,395	0.99
Eduardo Luna	136,291,095	79.39	35,377,510	20.61
Wade D. Nesmith	139,000,466	80.97	32,668,139	19.03
Randy V.J. Smallwood	169,739,131	98.88	1,929,474	1.12

In addition, the following special matters were approved by shareholders at the 2014 Annual and Special Meeting of Shareholders:

•	the non-binding advisory resolution accepting the Company’s approach to executive compensation was carried with 95.27% of the votes cast in favour of such resolution;

•	the amendment to the Company’s share option plan was carried with 89.36% of the votes cast in favour of such resolution;

•	the confirmation of the by-law providing for advance notice requirements for the nomination of directors was carried with 97.71% of the votes cast in favour of such resolution;

•
the confirmation of the amendment to the Company’s existing by-laws to increase the quorum at a meeting of shareholders from 10% to 25% was carried with 99.47% of the votes cast in favour of such resolution; and

•	the confirmation of the amendment to the Company’s existing by-laws to modernize and enhance notice and signature provisions was carried with 99.58% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com